Exhibit 99.1

Exhibit No.	Exhibit

99.1

Copies of the disclosure letters that PLDT Inc. (the “Company”) filed on March 7, 2024 with the Philippine Stock Exchange, the Philippine Securities and Exchange Commission, and the Philippine Dealing and Exchange Corporation regarding the approval by the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) on March 7, 2024 of the following items in connection with the Annual Meeting of Stockholders of the Company for 2024 (the “Annual Meeting”):

(a)
The Annual Meeting will be held on June 11, 2024 at 3:00 p.m. Per the By-Laws of the Company, the Annual Meeting shall be held on the second Tuesday of June;
(b)
The record date for the determination of stockholders entitled to notice of any to vote at the Annual Meeting is April 15, 2024. The stock and transfer books of the Company will not be closed;
(c)
The last day for filing of proxies in connection with the Annual Meeting will be on May 31, 2024;
(d)
The validation of proxies in connection with the Annual Meeting will be done on June 5, 2024; and
(e)
In accordance with the Company’s By-Laws, the nominations for election of directors/independent directors at the Annual Meeting shall be submitted to the Board of Directors through the Chairman or Corporate Secretary at the Company’s principal place of business at least sixty (60) working days before the meeting or by March 13, 2024.

The Notice, Agenda and other materials in connection with the Annual Meeting will be submitted in accordance with applicable rules.

March 7, 2024

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Ms. Alexandra D. Tom Wong

Officer-in-Charge-Disclosure Department

Securities & Exchange Commission

7907 Makati Avenue, Salcedo Village,

Barangay Bel-Air, Makati City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Department

Philippine Dealing & Exchange Corporation

29th Floor, BDO Equitable Tower

8751 Paseo de Roxas, Makati City 1226

Attention: Mr. Antonino A. Nakpil

President and Chief Executive Officer

Gentlemen:

In compliance with Section 17.1(b) of the Securities Regulation Code (SRC), SRC Rule 17.1.1.1.3(b)2 and the PSE Revised Disclosure Rules, we submit herewith a copy of SEC Form 17-C in connection with the Annual Meeting of Stockholders of PLDT Inc.

Very truly yours,

/s/Mark David P.Martinez

Mark David P. Martinez

Assistant Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,387 As of February 29, 2024	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254
Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
March 7, 2024

Date of Report (Date of earliest event reported)

2.
SEC Identification Number PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 82500254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11. Item 9 (Other events)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on March 7, 2024, the Board approved the following items in connection with the Annual Meeting of Stockholders of the Company for 2024 (the “Annual Meeting”):

(a)
The Annual Meeting will be held on June 11, 2024 at 3:00 p.m. Per the By-Laws of the Company, the Annual Meeting shall be held on the second Tuesday of June;

(b)
The record date for the determination of stockholders entitled to notice of any to vote at the Annual Meeting is April 15, 2024. The stock and transfer books of the Company will not be closed;

(c)
The last day for filing of proxies in connection with the Annual Meeting will be on May 31, 2024;

(d)
The validation of proxies in connection with the Annual Meeting will be done on June 5, 2024; and

(e)
In accordance with the Company’s By-Laws, the nominations for election of directors/independent directors at the Annual Meeting shall be submitted to the Board of Directors through the Chairman or Corporate Secretary at the Company’s principal place of business at least sixty (60) working days before the meeting or by March 13, 2024.

The Notice, Agenda and other materials in connection with the Annual Meeting will be submitted to the Securities and Exchange Commission and the PSE in accordance with applicable rules.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT INC.

By:

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

March 7, 2024

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.
By	:	/s/Mark David P. Martinez
Name	:	Mark David P. Martinez
Title	:	Assistant Corporate Secretary

Date : March 8, 2024